NEWS RELEASE

PERPETUAL ENERGY INC. ANNOUNCES DECEMBER 2010 DIVIDEND, CONFIRMS TOTAL COMMITMENT UNDER CREDIT FACILITY,

AND UPDATES HEDGING

Calgary, Alberta – December 14, 2010 (TSX: PMT) – Perpetual Energy Inc. (“Perpetual” or the “Corporation”) is pleased to confirm that its dividend to be paid on January 17, 2011 in respect of income received by Perpetual for the month of December 2010, for shareholders of record on December 31, 2010, will be $0.03 per share.  The ex-dividend date is December 29, 2010. The December 2010 dividend brings cumulative dividends (including distributions paid since the inception of Perpetual’s predecessor, Paramount Energy Trust) to $14.324 per share. Perpetual reviews dividends on a monthly basis. Future dividends are subject to change as dictated by commodity price markets, operations, capital considerations and future business development opportunities.

Further, there will continue to be no shares available under either the Premium DividendTM or dividend reinvestment component of the Premium DividendTM and Dividend Reinvestment Plan (the “Plan”) for the Corporation’s December dividend payable on January 17, 2011 and until further notice. At such time as the Corporation elects to reinstate either or both components of the Plan, shareholders that were enrolled at suspension and remain enrolled at reinstatement will automatically resume participation in the Plan.

Gas Price Management

Perpetual is an active manager of its natural gas price risk. Natural gas prices in North America have weakened considerably in 2010. Perpetual closely monitors the market drivers with respect to natural gas prices and will continue to proactively manage the Corporation’s forward price exposure. To date in 2010, Perpetual has realized hedging gains of $158 million through the settlement and crystallization of forward positions and the sale of forward call options. The current mark-to-market value of Perpetual’s net open hedging transactions is approximately $6 million.

Perpetual’s financial and physical natural gas forward sales arrangements at December 13, 2010 are as follows:

Financial hedges and physical forward sales contracts
Type of Contract	Volumes at AECO (1) (GJ/d)	% of 2010E Volume (3)	Price ($/GJ)	Futures Market (2) ($/GJ)	Term
Physical	10,000	5	7.75	3.82	December 2010 – March 2011
Period Total	10,000	5	7.75	3.82	December 2010 – March 2011

(1)

Additional “call” option contracts outstanding are as presented in Perpetual’s management’s discussion and analysis (“MD&A”) for the three and nine months ended September 30, 2010.

(2)

Futures price reflects forward market prices as at December 13, 2010.

(3)

Calculated using 2010 estimated production of 192,000 GJ/d, including actual and gas over bitumen deemed production.

Credit Facility

Perpetual also advises that the Lenders under its revolving credit facility (the "Credit Facility") have adjusted the Total Commitment under the Credit Facility to $300 million from $346 million effective December 13, 2010 pursuant to the semi-annual borrowing base redetermination of the Credit Facility. The adjustment to the Total Commitment resulted principally from lower natural gas price forecasts used by the Lenders in their evaluation of the borrowing base. Perpetual's current net bank debt is approximately $200 million.

Forward-Looking Information

Certain information regarding Perpetual in this news release including management's assessment of future plans and operations may constitute forward-looking statements under applicable securities laws. The forward looking information includes, without limitation, future dividends, statements regarding estimated production, commodity prices, and gas price management. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to Perpetual and the industry in which it operates as well as certain assumptions regarding the matters outlined above. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Perpetual and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties, including without limitation those described under “Risk Factors” in Paramount Energy Trust’s MD&A for the year ended December 31, 2009 and those included in reports on file with Canadian securities regulatory authorities which may be accessed through the SEDAR website (www.sedar.com) and at Perpetual's website (www.perpetualenergyinc.com). Readers are cautioned that the foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of Perpetual’s management at the time the information is released and Perpetual disclaims any intent or obligation to update publicly any  such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities law.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada (“GAAP”). Readers are referred to advisories and further discussion on non-GAAP measures contained in the “Significant Accounting Policies and Non-GAAP Measures” section of Paramount Energy Trust’s MD&A for the year ended December 31, 2009.

Mcf equivalent (Mcfe) may be misleading, particularly if used in isolation. In accordance with National Instrument 51-101 (“NI 51-101”), an Mcfe conversion ratio for oil of 1 Bbl: 6 Mcf has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead.

Perpetual Energy Inc. is a natural gas-focused Canadian energy company. Perpetual’s shares and Convertible Debentures are listed on the Toronto Stock Exchange under the symbols “PMT”, “PMT.DB.C”, “PMT.DB.D” and “PMT.DB.E”. Further information with respect to Perpetual can be found at its website at www.perpetualenergyinc.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For Additional Information, please contact:

Perpetual Energy Inc. Suite 3200, 605 - 5 Avenue SW Calgary, Alberta, Canada T2P 3H5 Telephone: 403 269-4400 Fax: 403 269-4444 Email: info@perpetualenergyinc.com

Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer Sue M. Showers Investor Relations and Communications Advisor